UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

GRUPO IUSACELL, S.A. de C.V.

(Translation of registrant’s name into English)

Montes Urales 460 Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo 11000, Mexico D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.

Yes	☐	No	☒

INVESTOR CONTACTS José Luis Riera K. Chief Financial Officer 5255-5109-5927 J.Victor Ferrer Finance Manager 5255-5109-5273 vferrer@iusacell.com.mx

Grupo lusacell Announces:

Mexico City, April 18, 2006 – Grupo Iusacell, S.A. de C.V. [BMV: CEL] (“Iusacell”) announced today that, in accordance with the agreement reached with creditors holding a majority (the “Majority Creditors”) in principal amount of its U.S.$350 million 14.25% notes due 2006 (the “Existing Notes”), it has launched a solicitation of consents to:

•	exchange any and all of Existing Notes for 10.00% senior secured notes due 2013 (the “New Notes”), and

•	amend certain terms and conditions, waive certain existing defaults as well as rescind acceleration under the indenture governing the Existing Notes.

Iusacell intends to effect the exchange of the Existing Notes for New Notes on the terms and conditions that were previously announced in its press release dated January 23, 2006 by (i) a voluntary exchange, or (ii) by the filing of a plan of reorganization (convenio concursal), pursuant to the Mexican Business Reorganization Act (Ley de Concursos Mercantiles).

The Majority Creditors agree, subject to certain conditions, to timely tender their indebtedness in the exchange and to grant their consents in the offer.

Consummation of the offer is subject to certain customary conditions. The offer is only made, and copies of any documents related thereto will only be made available, to holders of Existing Notes that certify to Iusacell that they are eligible to participate in the offer.

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON MAY 18, 2006, UNLESS EXTENDED BY IUSACELL.

The Information and Exchange Agent for the exchange offer is Bondholder Communications Group. The Information and Exchange Agent can be reached by email at icalderon@bondcom.com, and its telephone numbers are (44) 207-382-4580 in London or 212-809-2663 in New York.

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THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES, MEXICO OR IN ANY OTHER JURISDICTION, AND NONE OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER, IF CONSUMMATED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED.  THE COMPANY DOES NOT INTEND TO REGISTER ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE EXCHANGE OFFER IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

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Forward-Looking Statements

This release may contain forward-looking statements.  Any such forward-looking statements, which reflect Iusacell’s current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause Iusacell’s actual results to be materially different from planned or expected results.  These risks and uncertainties include, but are not limited to, competition, consumer demand, seasonality, economic conditions, and government activity.  Investors should take such risks into account when making investment decisions.

Documents Furnished By the Registrant

1.  Press Release of the Registrant dated April 18, 2006

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUPO IUSACELL, S.A. DE C.V.

Date: April 18, 2006		/s/ Fernando Cabrera

	Name:	Fernando Cabrera
	Title:	Attorney in fact

/s/ Jose Luis Riera

	Name:	Jose Luis Riera
	Title:	Attorney in fact